
Mail Stop 7010

January 9, 2007

Via U.S. Mail and Fax (817-900-1294)
Mr. M.E. Chapman
Chief Financial Officer
Texland Drilling Program – 1981, Ltd.
777 Main Street, Suite 3200
Fort Worth, TX 76102

> **Re:** **Texland Drilling Program – 1981, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed April 20, 2006**
> **File No. 0-10563**

Dear Mr. Chapman:

We have reviewed your supplemental response letter dated December 19, 2006 as well as the above referenced filings and have the following comments. As noted in our comment letter dated December 15, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the fiscal year ended December 31, 2005

General

1. Please file your response letter dated December 19, 2006 as correspondence on EDGAR.

Note 7 – Asset Retirement Obligations, page 24

2. Please refer to prior comment 1 of our letter dated December 15, 2006. Tell us and disclose in further detail the specific factors that resulted in the significant increase in costs and the subsequent increase to your asset retirement obligation. We note the increase in 2005 was approximately 82% of your balance at the beginning of the year. Also, we note your suggestion that the Partnership revise the caption "revision of estimated cash flows." Please tell us your proposed change for the description of this line item.

Forms 10-Q for Fiscal Quarter Ended September 30, 2006

3.   Please refer to prior comment 2 of our letter dated December 15, 2006. We note your proposed filing date of January 8, 2007 for your Form 10-Q for the period ended September 30, 2006. Please file a notification of late filing on EDGAR as soon as possible for this filing and for future delinquent filings, if any.

4.   Please refer to prior comment 3 of our letter dated December 15, 2006. Tell us if your controls are not effective and if so, please amend your filings to reflect this conclusion. Also, tell us and disclose specifically how you are amending your controls, and why you believe they will be effective going forward.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your response letter via EDGAR. You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or April Sifford, Branch Chief Accountant, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ April Sifford

April Sifford
Branch Chief Accountant